UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 25, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Unaudited consolidated interim financial
information at March 31, 2017

and Report on Review of Interim

Financial Information

REPORT ON REVIEW OF CONSOLIDATED INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders

Fibria Celulose S.A

São Paulo — SP

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., for the quarter ended March 31, 2017, comprising the balance sheet at that date and the statements of income and comprehensive income, the statements of changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the Deliberation CVM 673/11 (which approved accounting standard CPC 21(R1) - Interim Financial Reporting), and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).   Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (Brazilian audit standard NBC TR 2410, wholly converged to ISRE 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).   A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.   A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.   Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above has not been prepared, in all material respects, in accordance with Deliberation CVM 673/11 and IAS 34.

São Paulo, April 25, 2017.

BDO RCS Auditores Independentes SS

CRC 2SP 013846/O-1

Eduardo Affonso de Vasconcelos

Accountant — CRC-1SP166001/O-3

Fibria Celulose S.A.

Unaudited consolidated interim balance sheet at

In thousands of Reais

Assets	March 31, 2017	December 31, 2016

Current
Cash and cash equivalents (Note 7)	4,055,515	2,660,073
Marketable securities (Note 8)	2,506,964	2,033,159
Derivative financial instruments (Note 9)	319,376	256,723
Trade accounts receivable, net (Note 10)	533,061	634,987
Inventory (Note 11)	1,861,449	1,638,014
Recoverable taxes (Note 12)	222,507	144,182
Other assets	112,744	149,718

	9,611,616	7,516,856

Non-current
Marketable securities (Note 8)	157,687	5,688
Derivative financial instruments (Note 9)	305,420	242,323
Related parties receivables (Note 14)	9,505	9,777
Recoverable taxes (Note 12)	1,750,724	1,717,901
Advances to suppliers	656,569	664,381
Judicial deposits	222,784	198,657
Deferred taxes (Note 13)	1,019,294	1,210,541
Assets held for sale (Note 1(b))		598,257
Other assets	109,751	111,032

Investments (Note 15)	127,247	130,388
Biological assets (Note 16)	4,399,366	4,351,641
Property, plant and equipment (Note 17)	13,896,268	13,107,192
Intangible assets (Note 18)	4,571,676	4,575,694

	27,226,291	26,923,472

Total assets	36,837,907	34,440,328

Fibria Celulose S.A.

Unaudited consolidated interim balance sheet at

In thousands of Reais	(continued)

Liabilities and shareholders’ equity	March 31, 2017	December 31, 2016

Current
Loans and financing (Note 19)	1,459,684	1,138,287
Derivative financial instruments (Note 9)	159,410	245,839
Trade payables (Note 20)	2,329,885	1,866,831
Payroll, profit sharing and related charges	112,701	168,056
Taxes payable	93,782	85,573
Dividends payable	396,784	396,785
Other payables	138,080	121,750

	4,690,326	4,023,121

Non-current
Loans and financing (Note 19)	16,868,875	15,014,224
Derivative financial instruments (Note 9)	222,609	234,795
Deferred taxes (Note 13)	429,555	409,266
Provision for legal proceeds (Note 21)	210,730	189,892
Liabilities related to the assets held for sale (Note 1(b))		477,000
Other payables	271,215	274,350

	18,002,984	16,599,527

Total liabilities	22,693,310	20,622,648

Shareholders’ equity
Share capital	9,729,006	9,729,006
Share capital reserve	12,184	11,350
Treasury shares	(11,209)	(10,378)
Other reserves	1,597,557	1,599,640
Statutory reserves	2,421,456	2,421,456
Retained earnings	326,652

Equity attributable to shareholders of the Company	14,075,646	13,751,074

Equity attributable to non-controlling interests	68,951	66,606

Total shareholders’ equity	14,144,597	13,817,680

Total liabilities and shareholders’ equity	36,837,907	34,440,328

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of profit or loss

In thousands of Reais, except for the earnings per share

	March 31, 2017	March 31, 2016

Net revenues (Note 23)	2,074,017	2,394,759
Cost of sales (Note 25)	(1,733,438)	(1,419,828)

Gross profit	340,579	974,931

Operating income (expenses)
Selling expenses (Note 25)	(105,483)	(109,937)
General and administrative (Note 25)	(58,565)	(64,375)
Equity in results of joint-venture	(91)	(506)
Other operating income and expense, net (Note 25)	53,366	(10,042)

	(110,773)	(184,860)

Income before financial income and expenses	229,806	790,071

Financial income (Note 24)	114,983	56,275
Financial expenses (Note 24)	(274,781)	(170,048)
Result of derivative financial instruments, net (Note 24)	287,133	282,403
Foreign exchange loss and indexation charges, net (Note 24)	203,873	752,937

	331,208	921,567

Income before income taxes	561,014	1,711,638

Income taxes
Current (Note 13)	(19,588)	(42,114)
Deferred (Note 13)	(212,429)	(691,512)

Net income for the period	328,997	978,012

Attributable to
Shareholders of the Company	326,652	975,266

Non-controlling interest	2,345	2,746

Net income for the period	328,997	978,012

Basic earnings per share (in Reais) (Note 26(a))	0.59	1.76

Diluted earnings per share (in Reais) (Note 26(b))	0.59	1.76

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of comprehensive income

In thousands of Reais

	March 31, 2017	March 31, 2016

Net income for the period	328,997	978,012

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets - Ensyn	(2,905)	(11,080)
Tax effect thereon	988	3,767
Foreign exchange effect on available-for-sale financial assets - CelluForce	(251)
Tax effect thereon	85

Total other comprehensive income (loss) for the period, net of taxes	(2,083)	(7,313)

Total comprehensive income for the period, net of taxes	326,914	970,699

Attributable to
Shareholders of the Company	324,569	967,953

Non-controlling interest	2,345	2,746

	326,914	970,699

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited interim statement of changes in shareholders’ equity

In thousands of Reais

	Capital				Other reserves	Statutory reserves
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Additional dividends proposed	Retained earnings	Total	Non- controlling interest	Total

As at December 31, 2015	9,740,777	(11,771)	15,474	(10,378)	1,639,901	328,689	830,945	218,731		12,752,368	62,952	12,815,320

Net income									975,266	975,266	2,746	978,012
Other comprehensive loss					(7,313)					(7,313)		(7,313)
					(7,313)				975,266	967,953	2,746	970,699
Transactions with shareholders
Stock option program			(8,048)							(8,048)		(8,048)
Additional dividends declared - non-controlling interest - Portocel											(3,032)	(3,032)

As at March 31, 2016	9,740,777	(11,771)	7,426	(10,378)	1,632,588	328,689	830,945	218,731	975,266	13,712,273	62,666	13,774,939

As at December 31, 2016	9,740,777	(11,771)	11,350	(10,378)	1,599,640	411,432	2,010,024			13,751,074	66,606	13,817,680

Net income									326,652	326,652	2,345	328,997
Other comprehensive loss					(2,083)					(2,083)		(2,083)
					(2,083)				326,652	324,569	2,345	326,914
Transactions with shareholders
Repurchase of shares (Note 22)				(831)						(831)		(831)
Stock option program			834							834		834

As at March 31, 2017	9,740,777	(11,771)	12,184	(11,209)	1,597,557	411,432	2,010,024		326,652	14,075,646	68,951	14,144,597

The accompanying notes are an integral part of these consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of cash flows

In thousands of Reais

	March 31, 2017	March 31, 2016

Income before income taxes	561,014	1,711,638

Adjusted by
Depreciation, depletion and amortization	424,334	429,091
Depletion of timber resources from forestry partnership programs	11,480	13,910
Foreign exchange (gains) losses, net	(203,873)	(752,937)
Change in fair value of derivative financial instruments	(287,133)	(282,403)
Equity in results of joint-venture	91	506
Loss on disposal of property, plant and equipment and biological assets, net	3,853	5,071
Gain on sale of investment - Losango Project (Note 1(b))	(61,648)
Interest and gain/losses from marketable securities	(82,660)	(34,864)
Interest expense	237,823	128,594
Change in fair value of biological assets	12,487
Impairment of recoverable taxes - ICMS, net	23,518	17,300
Stock option program	834	(8,048)
Amortization of transaction costs and other	8,581	4,120

Decrease (increase) in assets
Trade accounts receivable	84,747	69,247
Inventory	(111,782)	(87,112)
Recoverable taxes	(135,598)	382,465
Other assets/advances to suppliers	5,337	43,373

Increase (decrease) in liabilities
Trade payables	480,948	(60,133)
Taxes payable	(114)	(468,056)
Payroll, profit sharing and related charges	(55,355)	(74,668)
Other payables	13,732	132,235

Cash provided by operating activities	930,616	1,169,329

Interest received	71,901	56,055
Interest paid	(105,453)	(87,421)
Income taxes paid	(8,895)	(4,578)

Net cash provided by operating activities	888,169	1,133,385

Cash flows from investing activities
Acquisition of property, plant and equipment, intangible assets and forests	(1,345,590)	(1,403,209)
Advances for acquisition of timber from forestry partnership program	(3,727)	(33,275)
Proceeds from sale of investment - Losango Project	201,999
Marketable securities, net	(615,045)	554,329
Capital increase on joint-venture		(2,620)
Proceeds from sale of property, plant and equipment	8,929	1,704
Derivative transactions settled (Note 9(c))	62,766	(57,161)

Net cash used in investing activities	(1,690,668)	(940,232)

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of cash flows

In thousands of Reais	(continued)

	March 31, 2017	March 31, 2016

Cash flows from financing activities
Borrowings	2,394,185	398,816
Repayments of principal	(132,282)	(843,078)
Repurchase of shares (Note 22)	(831)
Dividends paid	(1)	(18)
Others	406	1,108

Net cash provided by financing activities	2,261,477	(443,172)

Effect of exchange rate changes on cash and cash equivalents	(63,536)	(54,860)

Net increase in cash and cash equivalents	1,395,442	(304,879)

Cash and cash equivalents at beginning of period	2,660,073	1,077,651

Cash and cash equivalents at end of period	4,055,515	772,772

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in this consolidated interim financial information as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarter and principal executive officers are located in São Paulo, SP, Brazil.

We are listed on the stock exchange of São Paulo (BM&FBOVESPA) and the New York Stock Exchange (NYSE) and we are subject to the reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the United States Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the States of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia and Rio Grande do Sul.

We operate in a single operating segment, which is the producing and selling of short fiber pulp, with our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Eunápolis (State of Bahia) (Veracel Celulose S.A. (“Veracel”), a jointly- controlled entity).

The pulp produced for export is delivered to customers by sea vessels on the basis of long-term contracts with the owners of these vessels, through the ports of Santos, located in the State of São Paulo (operated under a concession from Federal Government until 2017) and Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A. (“Portocel”)). As from the second semester of 2017, is expected the startup of the Terminal Macuco located in the port of Santos, State of São Paulo, as the concession contract signed in 2016.

(b)                                Losango project

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul, in the amount of R$615 million, had been received in advance the amount of R$ 477 million.

On March 31, 2017 the Purchase and Sale Agreement was amended to transfer to CMPC of 100% of Losango-FBR Florestal Ltda.’s quotas (“Losango-FBR”) (owner of the biological assets) and of 49% of Losango-RS Administração e Participações Ltda’s quotas (“Losango-RS”) (owner of the rural estates - lands), after the completion of the transfer of the rural estates’ titles and the approval of the transaction by the National Defense Counsel (“Conselho de Defesa Nacional - CDN”).

Then, the Company received, also on March 31, 2017, R$ 201,999, being: (i) R$ 50,000 in cash and (ii) R$ 151,999 through a credit in an escrow account (Note 8) which is in Fibria’s entitlement and that will be released after the obtainment of the approvals mentioned below. See Note 8 for further details.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

The remaining 51% of the Losango-RS’ quotas will be transfer to CMPC after the approval by the National Institute of Colonization and Agrarian Reform (“Instituto Nacional de Colonização e Reforma Agrária - INCRA”) and other agencies, without the receipt of any additional value by the Company.

The ownership of 51% in the Losango-RS’s capital is not considered as a business under the accountant perspective, once it does not meet the definition of business as established by the existing accountant standards and, for this reason, we do not present any corresponding value in our accounting balances.

As per the result of the transfer of these assets to CMPC, the Company recognized the accounting effects related to the sale, generating a gain on sale that was recognized under “Other operating income and expense, net” in the statement of profit or loss (Note 25), as following:

	Proceeds from sale (*)	678,999
(-)	Costs of investments derecognized, classified as “Assets held for sale”	(598,257)
(-)	Expenses on sales (obtainment of licenses, register of the estates and others)	(19,094)

(=)	Gain on sale before income tax and social contribution	61,648

(-)	Income tax and social contribution expense - 34%	(20,960)

(=)	Gain on sale, net of income tax and social contribution	40,688

(*)    The amount was received as follows: payments in advance of R$ 470,000 and R$ 7,000 in December 2012 and November 2014, respectively and, the transfer of R$ 201,999 in March 2017, as abovementioned.

(c)                                 Expansion plan of the Três Lagoas Unit

On May 14, 2015, the Board of Directors approved the Horizonte 2 Project for the construction of the second Três Lagoas pulp production line.

The construction of Horizonte 2 Project has already started and consists of a new bleached eucalyptus pulp production line with a capacity of 1.95 million tons per year and an estimated investment of US$2.3 billion (R$ 7.5 billion). The startup of the line is projected for September 2017, and the physical execution is approximately 87% concluded.

The Project is being financed from the Company’s operating cash flows and financing agreements negotiated with financial institutions.

2                                        Presentation of consolidated interim financial information and summary of significant accounting policies

2.1                              Consolidated interim financial information - basis of preparation

The consolidated interim financial information have been prepared under the accounting basis of business continuity and the historical cost convention, as modified by available-for-sale financial assets, other assets, financial liabilities (including derivative instruments) and biological assets measured at fair value.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

(a)                                Accounting policies adopted

The consolidated interim financial information have been prepared and is being presented in accordance with IAS 34 and Deliberation 673/11 issued by the Brazilian Securities and Exchange Commission (CVM), which approved the CPC 21(R1) - “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB) and the Accounting Statements Committee Standards (CPC), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The consolidated interim financial information should be read in conjunction with the audited financial statements for the year ended December 31, 2016, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

The current accounting practices, which include the measurement principles for the recognition and valuation of the assets and liabilities, the calculation methods used in the preparation of this consolidated interim financial information and the estimates used, are the same as those used in the preparation of the most recent annual financial statements, except for the items related to the adoption of the new standards, amendments and interpretations issued by IASB and CVM, as detailed in Note 3 below.

(b)                                Approval of the consolidated interim financial information

The unaudited consolidated interim financial information were approved by the Board of Directors on April 25, 2017.

2.2                              Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom match the actual results. In the three-month period ended March 31, 2017, there were no significant changes in the critical estimates and assumptions which are likely to result in significant adjustments to the carrying amounts of assets and liabilities during the current period, compared to those disclosed in Note 3 to our most recent annual financial statements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

3                                        New standards, amendments and interpretations issued by IASB and CVM

The standards below have been issued and are effectives for future periods, as from January 1, 2018. We have not early adopted these standards.

Standard	Effective date	Main points introduced by the standard	Impacts of the adoption
IFRS 9 - Financial Instruments	January 1, 2018

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in Other comprehensive income rather than in the Statement of profit or loss.

The Company is currently assessing the changes introduced by the standard and does not expect significant impacts.

IFRS 15 - Revenue recognition	January 1, 2018	This accounting standard establishes the accounting principles to determine and measure revenue and when the revenue should be recognized.

The Company´s evaluation of all the impacts of the new standard is in progress. Our preliminary assessment regarding the impacts on the measurement and timing for the revenue recognition from our contracts with customers indicates no significant impact. We are still evaluating other aspects of the standard application in order to conclude our analysis.

IFRS 16 - Leases	January 1, 2019

This accounting standard replaces the previous leases standard, IAS 17 Leases, and related interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customers (‘lessees’) and the suppliers (‘lessor’).
Lessees are required to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts, except for certain short-term leases and leases of low-value assets. For lessors, the accounting stays almost the same and continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The Company is currently assessing the impacts of the adoption.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company expects to have a material impact on the Company’s financial position and results of operations.

4                                        Risk management

The risk management policies and financial risk factors disclosed in the annual financial statements (Note 4) as at December 31, 2016 did not show any significant changes. The Company’s financial liabilities which present liquidity risk are presented below by maturity (Note 4.1), exchange risk exposure (Note 4.2), sensitivity analysis (Note 5) and fair value estimates (Note 6), which was considered relevant by Fibria’s management to be accompanied quarterly.

4.1                              Liquidity risk

The table below presents the financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

	Less than one year	Between one and two years	Between two and five years	Over five years

At March 31, 2017
Loans and financing	2,183,709	6,291,701	7,699,744	5,560,631
Derivative financial instruments	135,243	124,065	102,573
Trade and other payables	2,467,966	51,573	36,429	20,560

	4,786,918	6,467,339	7,838,746	5,581,191

At December 31, 2016
Loans and financing	2,056,644	3,670,577	10,186,429	6,914,993
Derivative financial instruments	225,852	161,454	135,723	44,962
Trade and other payables	1,988,581	50,268	37,481	23,606

	4,271,077	3,882,299	10,359,633	6,983,561

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

4.2                              Foreign exchange risk

	March 31, 2017	December 31, 2016

Assets in foreign currency
Cash and cash equivalents (Note 7)	3,871,870	1,338,037
Trade accounts receivable (Note 10)	424,832	526,404

	4,296,702	1,864,441

Liabilities in foreign currency
Loans and financing (Note 19)	10,955,865	9,037,588
Trade payables	1,333,542	1,016,501
Derivative financial instruments (Note 9(a))	27,707	129,309

	12,317,114	10,183,398

Liability exposure	8,020,412	8,318,957

5                                        Sensitivity analysis

Sensitivity analysis of changes in foreign currency

The probable scenario is the closing exchange rate at the date of these consolidated interim financial information (R$ x USD = 3.1684). As the amounts have already been recognized in the consolidated interim financial information, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario:

	Impact of appreciation/depreciation of the Real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Derivative financial instruments	1,075,962	2,447,759
Loans and financing	2,606,094	5,212,188
Cash and cash equivalents	966,871	1,933,742

Sensitivity analysis in changes in interest rate

We adopted as the probable scenario the fair value considering the market yield as at March 31, 2017. As the amounts have already been recognized in the consolidated interim financial information, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

	Impact of increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	2,268	4,070
Currency basket	1,805	3,483
TJLP	2,956	5,869
Interbank Deposit Certificate (CDI)	6,997	13,826
IPCA	5	10

Derivative financial instruments
LIBOR	10,020	19,146
TJLP	1,063	1,228
Interbank Deposit Certificate (CDI)	151,026	284,094
IPCA	47,380	93,829

Marketable securities (a)
Interbank Deposit Certificate (CDI)	216	435

(a) Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Sensitivity analysis in changes in the United States Consumer Price Index - US-CPI

To calculate the “Probable” scenario, we used the US-CPI index at March 31, 2017. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI for the definition of the scenarios “Possible” and “Remote”, respectively.

	Impact of appreciation of the US-CPI at the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	122,053	251,910

6                                        Fair value estimates

In the three-month period ended March 31, 2017, there were no changes in the criteria of classification of the assets and liabilities in the levels of the fair value hierarchy when compared to the criteria used in the classification of those instruments disclosed in Note 6 to our most recent annual financial statements as at December 31, 2016. There were no transfers between levels 1, 2 and 3 during the periods presented.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

	March 31, 2017
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		624,796		624,796
Warrant to acquire Ensyn’s shares (Note 15)			9,980	9,980
Marketable securities (Note 8)	860,886	1,792,166		2,653,052

Available for sale financial assets
Other investments — Ensyn (Note 15)			101,484	101,484
Other investments — CelluForce (Note 15)			12,606	12,606

Biological asset (Note 16)			4,399,366	4,399,366

Total assets	860,886	2,416,962	4,523,436	7,801,284

Liabilities
At fair value through profit and loss Derivative financial instruments (Note 9)		(382,019)		(382,019)

Total liabilities		(382,019)		(382,019)

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		499,046		499,046
Warrant to acquire Ensyn’s shares (Note 15)			9,875	9,875
Marketable securities (Note 8)	170,747	1,856,668		2,027,415

Available for sale financial assets
Other investments — Ensyn (Note 15)			104,389	104,389
Other investments — CelluForce (Note 15)			12,857	12,857

Biological asset (Note 16)			4,351,641	4,351,641

Total assets	170,747	2,355,714	4,478,762	7,005,223

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(480,634)		(480,634)

Total liabilities		(480,634)		(480,634)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

	Yield used to discount (*)	March 31, 2017	December 31, 2016

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		335,695	339,412
Bonds - Fibria Overseas		4,181,496	1,965,237
Estimated based on discounted cash flow
In foreign currency
BNDES — Currency basket	Brazilian interbank rate (DI 1)	497,060	506,779
Finnvera	LIBOR USD	1,095,398	1,107,075
Export credits (Pre-payments)	LIBOR USD	4,884,086	5,095,285
In local currency
BNDES — TJLP	Brazilian interbank rate (DI 1)	1,513,559	1,424,974
BNDES — Fixed rate	Brazilian interbank rate (DI 1)	101,161	106,128
BNDES — Selic	Brazilian interbank rate (DI 1)	203,536	164,368
Banco do Nordeste (BNB)	Brazilian interbank rate (DI 1)	104,579	105,734
CRA	Brazilian interbank rate (DI 1)	3,926,281	3,786,581
FINAME	Brazilian interbank rate (DI 1)	1,625	2,130
NCE in Reais	Brazilian interbank rate (DI 1)	676,589	672,653
FCO, FDCO and FINEP	Brazilian interbank rate (DI 1)	503,566	380.387

		18,024,631	15,656,743

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Swap contracts - the future value of both the asset and liability components are estimated through the forecasted cash flows using the observed market interest rate for the currency in which the swap

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

is denominated, considering both of Fibria’s and the counterpart’s credit risk. For the cross-currency swaps (BRL x US$) the discount is calculated using the yield of the Dollar coupon and, for the swap of IPCA in local currency, the discount is calculated using the yield of the Brazilian interest rate — future yield of the CDI. The contract fair value is the difference between the asset and liability. The only difference is the swap TJLP x US$, where the cash flows of the asset (TJLP x Pre) are forecasted for a stable yield, accordingly to the value of the current TJLP, during all period of the swap, issued by the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”).

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both of Fibria’s and counterpart credit risk. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates in the American titles indexed to the inflation rate (TIPS), issued by the Bloomberg. The cash flow of the asset position is projected using the fixed rate established in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value on March 31, 2017 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %
1M	11.61	1M	0.95	1M	(0.03)
6M	10.30	6M	1.24	6M	1.63
1Y	9.66	1Y	1.38	1Y	1.97
2Y	9.54	2Y	1.62	2Y	2.46
3Y	9.75	3Y	1.81	3Y	2.98
5Y	10.04	5Y	2.06	5Y	3.86
10Y	10.29	10Y	2.41	10Y	4.44

7                                        Cash and cash equivalents

	Average yield p.a. - %	March 31, 2017	December 31, 2016

Cash and banks	1.07	3,088,339	2,019,923
Fixed-term deposits
Local currency	101.11 of CDI	179,353	64,087
Foreign currency (i)	1.36	787,823	576,063

		4,055,515	2,660,073

(i) Mainly Time Deposit as at March 31, 2017 and Overnight as at December 31, 2016, both maturing within 90 days.The increase of R$1,395,442 in the three month period ended March 31, 2017 refers, mainly, to the cash generated in our activities and to the funds raised in the period, as detailed in Note 19.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

8                                         Marketable securities

	Average yield p.a.- %	March 31, 2017	December 31, 2016

In local currency
Brazilian Federal provision fund	68 of CDI	1,144	54
Brazilian Federal Government securities
At fair value through profit and loss	100.95 of CDI	859,742	170,693
Held to maturity(i)	6	11,599	11,432
Private securities (repurchase agreements)	101.20 of CDI	1,640,167	1,856,668
Private securities (repurchase agreements) - Escrow account(ii)	102 of CDI	151,999

Marketable securities		2,664,651	2,038,847

Current		2,506,964	2,033,159

Non-Current		157,687	5,688

(i)           The yield of 6% p.a. refers to the agrarian debt bonds.

(ii)        The value will be held in the escrow account and shall be released after the obtainment of the remaining governmental approvals and the fulfilment, by the Company, of other precedent conditions for the conclusion of the Losango Project.

The increase of R$ 625,804 in the three-month period ended March 31, 2017 refers, mainly, to the funds raised in the period, as detailed in Note 19.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

9                                         Derivative financial instruments (including embedded derivative)

(a)                                 Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value
Type of derivative	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	2,405,000	1,760,000	328,751	268,443

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (USD)	570,614	590,257	1,542	(1,832)
Swap IPCA x CDI (notional in Reais)	843,845	843,845	56,526	19,861

Hedges of foreign currency
Swap DI x US$ (USD)	312,615	315,686	(205,360)	(259,021)
Swap TJLP x US$ (USD)	23,197	36,240	(34,929)	(58,188)
Swap Pre x US$ (USD)	74,590	81,867	(62,297)	(78,711)

			84,233	(109,448)

Embedded derivative in forestry partnership and standing timber supply agreements(*)
Swap of US-CPI	802,015	813,154	158,544	127,860

			242,777	18,412

Classified
In current assets			319,376	256,723
In non-current assets			305,420	242,323
In current liabilities			(159,410)	(245,839)
In non-current liabilities			(222,609)	(234,795)

			242,777	18,412

(*)         The embedded derivative is a swap of the US-CPI variations during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

(b)                                 Derivative financial instruments of economic
hedge strategy by type and broken down by
nature of the exposure

	Reference value (notional) - in currency of origin			Fair value
Type of derivative and protected risk	Currency	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016

Swap contracts - Hedge of debts
Asset
LIBOR to fixed	US$	570,614	590,257	1,764,845	1,868,111
Real CDI to USD	R$	610,198	616,099	1,036,407	1,027,838
Real TJLP to USD	R$	37,318	59,265	37,992	59,142
Real Pre to USD	R$	163,600	177,633	147,862	155,624
IPCA to CDI	R$	843,845	843,845	932,595	867,675
Liability
LIBOR to fixed	US$	570,614	590,257	(1,763,303)	(1,869,943)
Real CDI to USD	US$	312,615	315,686	(1,241,766)	(1,286,859)
Real TJLP to USD	US$	23,197	36,240	(72,921)	(117,330)
Real Pre to USD	US$	74,590	81,867	(210,159)	(234,335)
IPCA to CDI	US$	843,845	843,845	(876,070)	(847,814)

Total of swap contracts				(244,518)	(377,891)

Options - Cash flow hedge
Zero cost collar	US$	2,405,000	1,760,000	328,751	268,443

				84,233	(109,448)

(c)                                  Derivative financial instruments by type of
economic hedge strategy contracts

	Fair value		Value (paid) or received
Type of derivative	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016

Operational hedge
Cash flow hedge of exports	328,751	268,443	86,510	38,576
Hedge of debts
Hedge of interest rates	58,068	18,029	(2,342)	(17,446)
Hedge of foreign currency	(302,586)	(395,920)	(21,402)	(166,576)

	84,233	(109,448)	62,766	(145,446)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

(d)                                 Fair value and counterparty by maturity
date of economic hedge strategy contracts

	March 31, 2017	December 31, 2016

2017	110,312	7,609
2018	549	(58,385)
2019	(31,324)	(28,615)
2020	(18,505)	(29,514)
2021	9,630	14,237
2022	8,336	(5,451)
2023	5,235	(9,329)

	84,233	(109,448)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at March 31, 2017 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

10                                  Trade accounts receivable

	March 31, 2017	December 31, 2016

Domestic customers	114,762	115,266
Export customers	424,832	526,404

	539,594	641,670

Allowance for doubtful accounts	(6,533)	(6,683)

	533,061	634,987

In the three-month period ended March 31, 2017, we concluded factoring transactions for certain customers’ receivables, in the amount of R$ 1,885,253 (R$ 1,812,105 at December 31, 2016), where substantially all risks and rewards related to these receivables were transferred to the counterpart, so that these receivables were derecognized from accounts receivable in the balance sheet.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

11                                 Inventory

	March 31, 2017	December 31, 2016

Finished goods at plants/warehouses
Brazil	249,538	216,877
Abroad	877,971	729,973
Work in progress	18,173	20,150
Raw materials	555,220	507,020
Supplies(*)	151,481	158,083
Imports in transit	9,066	5,911

	1,861,449	1,638,014

(*)    Net of R$ 11,455 as at March 31, 2017 and December 31, 2016 related to the provision for obsolescence of the inventory for maintenance.

12                                 Recoverable taxes

	March 31, 2017	December 31, 2016

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	1,038,096	988,113
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	1,110,611	1,084,578
Credit related to Reintegra Program	111,089	87,434
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	798,803	764,253
Provision for the impairment of ICMS credits	(1,085,368)	(1,062,295)

	1,973,231	1,862,083

Current	222,507	144,182

Non-current	1,750,724	1,717,901

During the three-month period ended March 31, 2017, there were no relevant changes to our expectations regarding the recoverability of the tax credits presented in this note and the Note 14 to the most recent annual financial statements.

13                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

The Company still believes in the previsions of the International Double Taxation Treaties signed by Brazil. However, as the decision regarding its applicability is still pending on the Supreme Court (Supremo Tribunal Federal — STF), nowadays the Company taxes the foreign profits according to the Law 12,973/14.

The Law 12,973/14 revoked the article 74 of Provisional Measure 2,158/01. The law determines that the adjustment in the value of the investment, in the direct or indirect controlled company, domiciled abroad, equivalent to its profits before tax, except for the foreign exchange, must be computed in the taxation basis of the corporate income tax and social contribution over profits of the controller company domiciled in Brazil, at the end of the fiscal year. The repatriation of these profits in subsequent years will not be subject to taxation in Brazil. The Company has provisions regarding the Corporate Income Tax of the subsidiaries on an accrual basis.

(a)                                Deferred taxes

	March 31, 2017	December 31, 2016

Tax loss carryforwards (i)	424,833	272,134
Provision for legal proceeds	137,945	138,367
Sundry provisions (impairment, operational and other)	537,190	567,269
Results of derivative contracts - payable on a cash basis for tax purposes	(82,545)	(6,260)
Exchange losses (net) - payable on a cash basis for tax purposes	1,282,877	1,411,652
Tax amortization of the assets acquired in the business combination - Aracruz	96,997	97,466
Actuarial gains on medical assistance plan (SEPACO)	17,273	17,148
Provision for tax on investments in foreign-domiciled subsidiaries	(490,668)	(414,336)
Tax accelerated depreciation	(27,039)	(22,977)
Reforestation costs already deducted for tax purposes	(496,989)	(474,324)
Fair values of biological assets	(61,181)	(70,848)
Transaction costs and capitalized financing costs	(93,861)	(80,341)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(648,575)	(626,210)
Other provisions	(6,518)	(7,465)

Total deferred taxes, net	589,739	801,275

Deferred taxes - asset (net by entity)	1,019,294	1,210,541

Deferred taxes - liability (net by entity)	429,555	409,266

(i)        The balance as at March 31, 2017 is presented net of R$ 282,482 (R$ 286,209 as at December 31, 2016) related to the provision for impairment for foreign tax losses.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

Changes in the net balance of deferred income tax are as follows:

	March 31, 2017	December 31, 2016

At the beginning of the year	801,275	2,128,217
Tax loss carryforwards	152,699	217,246
Temporary differences from provisions	(30,501)	(51,464)
Provision for tax on investments in foreign-domiciled subsidiaries	(76,332)	(76,021)
Derivative financial instruments taxed on a cash basis	(76,285)	(287,767)
Amortization of goodwill	(22,834)	(91,188)
Reforestation costs	(26,727)	(102,409)
Exchange losses (net) taxed on a cash basis	(128,775)	(984,591)
Fair value of biological assets	9,667	103,602
Actuarial losses on medical assistance plan (SEPACO)(*)	125	13,405
Transaction costs and capitalized financing costs	(13,520)	(74,994)
Other	947	7,239

At the end of the year	589,739	801,275

(*) Deferred taxes related to the other comprehensive income.

(b)                                Reconciliation of taxes on income

	March 31, 2017	March 31, 2016

Income before tax	561,014	1,711,638

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(190,745)	(581,957)

Reconciliation to effective expense

Equity in results of joint-venture	(31)	(172)
Credit from Reintegra Program	7,790	507
Benefits to directors	(4,395)	(7,726)
Foreign exchange effects on foreign subsidiaries (i)	(40,516)	(138,221)
Other, mainly non-deductible provisions	(4,120)	(6,057)

Income tax and Social Contribution benefit (expense) for the year	(232,017)	(733,626)

Effective rate - %	41.4	42.9

(i)        Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the Real as the functional currency. As the Real is not used for tax purposes in the foreign country this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it ever be subject to tax in Brazil.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

14                                 Significant transactions and
balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim S.A., which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 29.08% of our shares (together the “Controlling Shareholders”). The Company’s commercial and financial transactions with its subsidiaries, Votorantim Group’s entities and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

In the three-month period ended March 31, 2017, there were no significant changes in the terms of the contracts, agreements and transactions, and there were no new contracts, agreements or transactions with distinct nature between the Company and its related parties when compared to the transactions disclosed in Note 16 to the most recent financial statements as at December 31, 2016.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

(i)                                    Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	March 31, 2017	December 31, 2016

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(323)	(392)
Votorantim S.A.	Land leases	(192)
BNDES	Financing	(2,473,304)	(2,458,333)

		(2,473,819)	(2,458,725)

Transactions with Votorantim Group’ entities
Votorantim S.A.	Financing	9,505	9,777
Votener - Votorantim Comercializadora e Energia	Energy supplier	2,155
Banco Votorantim S.A.	Investments	35,405	186,720
Banco Votorantim S.A.	Financial instruments	1
Votorantim Cimentos S.A.	Input supplier	(23)	(4)
Votorantim Siderurgia S.A.	Standing wood supplier	(47)	(2,140)
Sitrel Siderurgia Três Lagoas Ltda.	Land leases	(10)	(10)
Pedreira Pedra Negra	Input supplier		(11)
Votorantim Metais Ltda.	Chemical products supplier	(380)	(885)
Companhia Brasileira de Alumínio (CBA)	Land leases	(46)	(1,122)

		46,560	192,325

Net		(2,427,259)	(2,266,400)

Presented in the following lines
In assets
Marketable securities (Note 8)		35,405	186,720
Derivative financial instruments (Note 9)		1
Related parties - non-current		9,505	9,777
Other assets - current		2,155
In liabilities
Loans and financing (Note 19)		(2,473,304)	(2,458,333)
Suppliers		(1,021)	(4,564)

		(2,427,259)	(2,266,400)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

(ii)                               Amounts transacted in the period

	Nature	March 31, 2017	March 31, 2016

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(2,910)	(2,650)
Votorantim S.A.	Land leases	(2,886)
BNDES	Financing	(34,225)	15,460

		(40,021)	12,810

Transactions with Votorantim Group’s entities
Votorantim S.A.	Financing	(272)	(1,037)
Votener - Votorantim Comercializadora de Energia	Energy supplier	(5,073)	3,004
Banco Votorantim S.A.	Investments	2,751	951
Banco Votorantim S.A.	Financial instruments	1	2,062
Votorantim CTVM Ltda.	Rendering of services	(168)
Votorantim Cimentos S.A.	Energy supplier	2,957	1,923
Votorantim Cimentos S.A.	Input supplier	(103)	(23)
Votorantim Cimentos S.A.	Land leases	(1,872)
Votorantim Siderurgia S.A.	Standing wood supplier	(740)
Sitrel Siderurgia Três Lagoas	Energy supplier	(1,925)	1,599
Sitrel Siderurgia Três Lagoas	Land leases	(29)
Pedreira Pedra Negra	Input supplier		(57)
Votorantim Metais Ltda.	Chemical products supplier	(1,121)	(3,151)
Votorantim Metais Ltda.	Land leases
Companhia Brasileira de Alumínio - CBA	Land leases	(139)	(128)

		(5,733)	5,143

(b)                                Key management compensation

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	March 31, 2017	March 31, 2016

Benefits to officers and directors (i)	(24)	1,234
Benefit program - Phantom Stock Options and Stock Options plans	523	(10,794)

	499	(9,560)

(i)        Benefits to officers and directors include fixed compensation, social charges, profit sharing program and the variable compensation programs. In the three-month period ended March 31, 2017, were reverted the amount of R$ 7,770 related to the profit sharing program.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation and Sustainability Committees’ members of R$ 308 for the three-month period

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

ended March 31, 2017 (R$ 247 for the three-month period ended March 31, 2016).

The Company does not have any other post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded as follows:

	March 31, 2017	December 31, 2016

Current liability
Payroll, profit sharing and related charges	4,991	17,427

Non-current liability
Other payables	1,934	3,010

Shareholders’ equity
Capital reserve	5,882	5,359

	12,807	25,796

15                                 Investments

	March 31, 2017	December 31, 2016

Investment in joint-venture - equity method	3,177	3,267
Other investments - at fair value (i)	124,070	127,121

	127,247	130,388

(i)        Fair value change in our interest in Ensyn and CelluForce was not significant in the three-month period ended March 31, 2017. The decrease in the balance refers to the foreign currency effect on these investments.

None of the subsidiaries and jointly-operated entities has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 21.

Additionally, the Company does not have any significant restriction or commitments with regards to its joint-venture.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

16                                 Biological assets

	March 31, 2017	December 31, 2016

At the beginning of the period	4,351,641	4,114,998

Additions	374,869	1,538,029
Harvests in the year (depletion)	(315,013)	(1,086,973)
Change in fair value - step up	(12,487)	(212,248)
Disposals / reversal (provision) for disposals	356	(2,165)

At the end of the period	4,399,366	4,351,641

17                                 Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress (i)	Other (ii)	Total

At December 31, 2015	1,636,920	1,291,284	5,980,547	467,018	57,617	9,433,386
Additions		843	12,446	4,415,880	1,770	4,430,939
Disposals	(5,629)	(6,164)	(24,577)		(221)	(36,591)
Depreciation		(117,670)	(653,783)		(20,162)	(791,615)
Transfers and others (iii)	9,745	100,469	292,272	(417,827)	86,414	71,073

At December 31, 2016	1,641,036	1,268,762	5,606,905	4,465,071	125,418	13,107,192
Additions			2,592	960,981	2	963,575
Disposals	(124)	(4,959)	(7,934)		(13)	(13,030)
Depreciation		(28,958)	(164,997)		(7,516)	(201,471)
Transfers and others (iii)	2,400	19,150	88,493	(74,593)	4,552	40,002

At March 31, 2017	1,643,312	1,253,995	5,525,059	5,351,459	122,443	13,896,268

(i)        Includes the amount of R$ 5,008,871 regarding the Horizonte 2 Project.

(ii)     Includes vehicles, furniture, IT equipment and others.

(iii)  Includes transfers between property, plant and equipment, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

18                                 Intangible assets

	March 31, 2017	December 31, 2016

At the beginning of the period	4,575,694	4,505,634
Additions	7,146	118,706
Amortization	(17,100)	(67,499)
Disposals		(293)
Transfers and others (*)	5,936	19,146

At the end of the period	4,571,676	4,575,694

Composed by
Goodwill — Aracruz	4,230,450	4,230,450
Systems development and deployment	38,837	35,308
Concession right — Macuco Terminal	115,047	115,047
Acquired from business combination
Databases	79,800	91,200
Relationships with suppliers - chemical products	79,922	82,500
Other	27,620	21,189

	4,571,676	4,575,694

(*)  Includes transfers between property, plant and equipment and intangible assets.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

19                                  Loans and financing

(a)                                 Breakdown of the balance by type of loan

		Average annual	Current		Non-current		Total
Type/purpose	Interest rate	interest rate - %	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016

In foreign currency
BNDES - currency basket	UMBNDES	6.7	84,087	82,620	447,402	485,154	531,489	567,774
Bonds - US$	Fixed	5.5	68,427	13,187	4,351,002	2,245,762	4,419,429	2,258,949
Finnvera	LIBOR	3.1	6,921	228	1,067,505	1,077,494	1,074,426	1,077,722
Export credits (prepayment)	LIBOR	3.1	592,305	419,362	4,337,673	4,713,781	4,929,978	5,133,143
Others (revolving costs)	Fixed	0.54	543				543

			752,283	515,397	10,203,582	8,522,191	10,955,865	9,037,588

In Reais
BNDES	TJLP	10.0	175,890	181,379	1,382,655	1,353,227	1,558,545	1,534,606
BNDES	Fixed	5.8	34,396	34,290	72,147	80,680	106,543	114,970
BNDES	Selic	6.9	2,629	1,824	274,098	239,159	276,727	240,983
FINAME	TJLP/Fixed	2.5	1,673	2,062		167	1,673	2,229
BNB	Fixed	11.0			111,617	108,768	111,617	108,768
CRA	CDI/IPCA	10.0	168,616	75,887	3,911,708	3,908,957	4,080,324	3,984,844
NCE	CDI	10.5	314,661	315,476	374,825	370,408	689,486	685,884
FCO, FDCO and FINEP	Fixed	8.0	9,144	11,972	538,243	430,667	547,387	442,639
Others (revolving costs)	Fixed	0.40	392				392

			707,401	622,890	6,665,293	6,492,033	7,372,694	7,114,923

			1,459,684	1,138,287	16,868,875	15,014,224	18,328,559	16,152,511

Interest			378,407	218,585	110,985	91,935	489,392	310,520
Long-term borrowing			1,081,277	919,702	16,757,890	14,922,289	18,839,167	15,841,991

			1,459,684	1,138,287	16,868,875	15,014,224	18,328,559	16,152,511

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total

In foreign currency
BNDES - currency basket	47,084	52,721	146,505	155,907	38,685	6,500					447,402
Bonds - US$			303,541				1,880,653			2,166,808	4,351,002
Finnvera	133,438	133,438	133,438	133,438	133,438	133,438	133,438	133,439			1,067,505
Export credits (prepayment)	881,014	2,391,888	352,210	712,561							4,337,673

	1,061,536	2,578,047	935,694	1,001,906	172,123	139,938	2,014,091	133,439		2,166,808	10,203,582

In Reais
BNDES - TJLP	105,866	196,800	271,139	286,244	161,808	122,873	105,814	93,256	38,855		1,382,655
BNDES - Fixed rate	24,664	27,093	15,200	4,791	399						72,147
BNDES - Selic	6,452	35,409	35,409	34,260	32,337	45,078	43,756	29,222	12,175		274,098
BNB						111,617					111,617
CRA			1,188,656	662,640	743,982	1,316,430					3,911,708
NCE	288,375	43,225	43,225								374,825
FCO, FDCO and FINEP	497	76,330	57,677	57,677	57,677	57,677	57,677	57,677	57,677	57,677	538,243

	425,854	378,857	1,611,306	1,045,612	996,203	1,653,675	207,247	180,155	108,707	57,677	6,665,293

	1,487,390	2,956,904	2,547,000	2,047,518	1,168,326	1,793,613	2,221,338	313,594	108,707	2,224,485	16,868,875

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency

	March 31, 2017	December 31, 2016

Real	7,095,967	6,873,940
U.S. Dollar	10,424,376	8,469,814
Selic	276,727	240,983
Currency basket	531,489	567,774

	18,328,559	16,152,511

(d)                                Roll forward

	March 31, 2017	December 31, 2016

At the beginning of period	16,152,511	12,743,832
Borrowings	2,448,547	7,904,486
Interest expense	283,436	717,329
Foreign exchange losses (gains)	(273,345)	(1,716,123)
Repayments - principal amount	(132,282)	(2,746,808)
Interest paid	(105,453)	(606,282)
Additional transaction costs	(54,362)	(162,949)
Other (*)	9,507	19,026

At the end of the period	18,328,559	16,152,511

(*)    It includes amortization of transactions costs.

(e)                                 Relevant operations contracted in the period

Green Bond Fibria 2027

On January 11, 2017, the Company, through its subsidiary Fibria Overseas Finance Ltd., concluded the issuance in the international market of the notes, the “Green Bond Fibria 2027”, maturing in 2027, with a fixed interest rate of 5.5% p.a., with semi-annual payments, in the amount of US$ 700 million (equivalent to R$ 2,247,000). The funds were received on January 17, 2017 and will be used for investments in projects with environmental benefits that contribute to the achievement of the Company’s long-term sustainability goals. This transaction is fully guaranteed by the Company.

Middle West Development Fund (FDCO)

In January 2017, was released the amount of R$ 98,504 from the total of R$ 831,478 contracted with Banco do Brasil, through its subsidiary Fibria-MS, with an interest rate of 8.0% p.a., monthly payments of principal and interest as from June 2019 and final maturity in December 2027. The remaining balance of R$ 309,353 might be released until the end of 2017.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

BNDES

In February 2017, was released the amount of R$ 85,378 from the total credit limit contracted of R$ 2,347,524 from BNDES, through its subsidiary Fibria-MS, maturing in 2026 and an interest rate of TJLP plus 2.26% p.a. and Selic plus 2.66% p.a. The remaining balance will be released according to the fulfillment of the conditions of releases as per the needs of the Horizonte 2 Project.

(f)                                  Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

The Company’s debt financial covenants are measured based on consolidated information translated into U.S. Dollars. The covenants specify that indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.2.2 to the most recent financial statements for the year ended December 31, 2016)) cannot exceed 4.5 times and the Company shall keep the minimum of 1.00 of coverage the outstanding amounts.

The company renegotiated the financial covenants resulting in the following changes: (a) the debt service coverage ratio covenant is suspended from April 1st, 2017 until the end of 2018; (b) the indebtedness Net Debt to Adjusted EBITDA ratio was increased to a maximum of 7 times from April 1st, 2017 until the end of 2017; and (c) in 2018, the Indebtedness Net Debt to Adjusted EBITDA ratio will be a maximum of 6 times. As from January 1st, 2019, both debt service coverage ratio and the indebtedness Net Debt to Adjusted EBITDA ratio will back to the same levels practiced until March 31, 2017. No fees or commissions were paid in connection with this renegotiation.

The Company is in full compliance with the covenants established in the financial contracts at March 31, 2017.

The loan and financing agreements with debt financial covenants also present the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

•             Expropriation, confiscation or any other action affecting a significant portion of the Company’s assets;

•             Addiction, invalidity, ineffectiveness or unenforceability of the contract;

•             Extinction or termination the contract for any reason or person;

•             Split of the Company without the prior consent of the creditor;

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

•             Any direct or indirect controlling which does not integrate the Votorantim Group, to perform any act aimed annul, revise, cancel or repudiate by judicial or extrajudicial means the contract;

•             Compliance with certain environmental and social conditions on the Horizon Project 2, for Finnvera’s contract.

20                                 Trade payables

	March 31, 2017	December 31, 2016

Local currency
Related parties	1,021	5,416
Third parties (i)	995,322	844,914
Foreign currency
Third parties	1,333,542	1,016,501

	2,329,885	1,866,831

(i)        We have a long-term take or pay supply agreement of hardwood pulp with Klabin S.A. in different conditions in terms of volume, exclusivity, guarantees and payment terms up to 360 days, whose prices were practiced in market conditions, as established in the agreement.

As at March 31, 2017, the amount of R$ 995,322 (R$ 740,196 as at December 31, 2016) refers to pulp purchases of the contract abovementioned.

21                                 Provision for contingencies

	March 31, 2017			December 31, 2016
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	109,546	114,677	5,131	107,300	112,616	5,316
Labor	70,141	231,278	161,137	67,343	230,155	162,812
Civil	3,045	47,507	44,462	21,222	42,986	21,764

	182,732	393,462	210,730	195,865	385,757	189,892

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

The change in the provision for contingencies is as follows:

	March 31, 2017	December 31, 2016

At the beginning of the period	385,757	345,669
Settlement	(6,361)	(19,027)
Reversal	(2,148)	(14,645)
New litigation	1,849	22,263
Accrual of financial charges	14,365	51,497

At the end of the period	393,462	385,757

There were no significant changes in the ongoing claims in the three-month period ended March 31, 2017.

22                                 Repurchase of shares program

In the meeting held on March 16, 2017, the Company’s Board of Directors approved the launch of a program for repurchase up to 548,090 shares issued by the Company, with the maximum term up to 18 months, starting on March 28, 2017 and ending on September 27, 2018. The objective of the repurchase program is the acquisition of shares to be used in connection with the potential exercise of the call options by the Company’s CEO, statutory and non-statutory Officers and General Managers, under the Company’s stock option plan, without a Company’s corporate capital reduction, in compliance with the 1st paragraph of the article 30 of Brazilian Corporations Law and the provisions of CVM Instruction nº 567/15.

The acquisitions will be carried out in BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), at market price, being the Company’s Board of Executive Officers responsible for deciding the moment and the amount of shares to be acquired, either by a single transaction or by a series of transactions, in compliance with the limits provided for in the applicable rules.

In the three-month period ended March 31, 2017, were acquired 30,200 shares issued by the Company for the total amount of R$ 831, which represents 5.5% of the total repurchase program.

23                                 Revenue

(a)                                Reconciliation

	March 31, 2017	March 31, 2016

Gross amount	2,615,393	3,141,513
Sales taxes	(49,006)	(64,171)
Discounts and returns (*)	(492,370)	(682,583)

Net revenues	2,074,017	2,394,759

(*)    Related mainly to trade discounts.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Information about markets

	March 31, 2017	March 31, 2016

Revenue
Domestic market	187,958	256,311
Export market	1,863,542	2,115,858
Services	22,517	22,590

	2,074,017	2,394,759

24                                 Financial results

	March 31, 2017	March 31, 2016

Financial expenses
Interest on loans and financing (i)	(237,823)	(128,594)
Loans commissions	(10,665)	(4,224)
Others	(26,293)	(37,230)

	(274,781)	(170,048)

Financial income
Financial investment earnings	91,912	35,667
Others (ii)	23,071	20,608

	114,983	56,275

Gains (losses) on derivative financial instruments
Gains	318,210	359,690
Losses	(31,077)	(77,287)

	287,133	282,403

Foreign exchange losses and monetary adjustment, net
Loans and financing	273,345	870,231
Other assets and liabilities (iii)	(69,472)	(117,294)

	203,873	752,937

Net	331,208	921,567

(i)        Does not include the amount of R$ 45,613 as at March 31, 2017 (R$ 22,672 as at March 31, 2016), related to capitalized financing costs.

(ii)     Includes interest accrual of the tax credits.

(iii) Includes the effect of exchange foreign on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

25                                 Expenses by nature

	March 31, 2017	March 31, 2016

Cost of sales
Depreciation, depletion and amortization	(429,809)	(436,664)
Freight	(209,039)	(194,651)
Labor expenses	(134,979)	(129,196)
Variable costs (raw materials, miscellaneous materials and inventories for resale)	(959,611)	(659,317)

	(1,733,438)	(1,419,828)

Selling expenses
Labor expenses	(6,998)	(7,721)
Selling expenses (i)	(91,343)	(91,533)
Operational leasing	(485)	(586)
Depreciation and amortization charges	(2,423)	(2,808)
Other expenses	(4,234)	(7,289)

	(105,483)	(109,937)

General and administrative
Labor expenses	(23,907)	(24,248)
Third-party services	(21,438)	(25,920)
Depreciation and amortization	(3,582)	(3,529)
Taxes and contributions	(1,601)	(1,482)
Operating leases and insurance	(2,338)	(2,629)
Other expenses	(5,699)	(6,567)

	(58,565)	(64,375)

Other operating (expenses) income
Reversal / (provision) for programs of variable compensation, net	9,362	1,244
Loss on disposal of property, plant and equipment and biological assets, net	(3,853)	(5,071)
Gain on sale of investment - Losango Project (Note 1(b))	61,648
Tax credits	423	2,341
Provision of contingencies	(1,864)	(8,640)
Changes in fair value of biological assets	(12,487)
Others	137	84

	53,366	(10,042)

(i)        Includes handling expenses, storage and transportation expenses and sales commissions and others.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2017

In thousands of Reais, unless otherwise indicated

26                                 Earnings per share

(a)                                Basic

	March 31, 2017	March 31, 2016

Numerator
Net income attributable to the shareholders of the Company	326,652	975,266

Denominator
Weighted average number of common shares outstanding	553,580,537	553,590,604

Basic earnings per share - in Reais	0.59	1.76

The weighted average number of shares in the presented periods is represented by a total number of shares of 553,934,646 issued and outstanding for the three-month period ended March 31, 2017 and 2016, without considering treasury shares, for total of 374,242 shares in the three-month period ended March 31, 2017 (344,042 shares for the three-month period ended March 31, 2016). In the three-month period ended March 31, 2017 and 2016 there were no changes in the number of shares of Company.

(b)                                Diluted

	March 31, 2017	March 31, 2016

Numerator
Net income attributable to the shareholders of the Company	326,652	975,266

Denominator
Weighted average number of common shares outstanding	553,580,537	553,590,604
Dilution effect
Stock options	892,132	687,840
Weighted average number of common shares outstanding adjusted according to dilution effect	554,472,669	554,278,444

Diluted earnings per share (in Reais)	0.59	1.76

27                                 Explanatory notes not presented

According to the requirements for disclosure contained in Circular-Letter CVM/SNC/SEP/ No. 003/2011, we presented explanatory notes to the annual financial statements detailing the financial instruments by category (Note 7), credit quality of financial assets ( Note 8), financial and operational lease agreements (Note 21), advances to suppliers (Note 22), the tax amnesty and refinancing program (Note 26), asset retirement obligations (Note 27), long term commitments (Note 28), shareholders’ equity (Note 29), benefits to employees (Note 30), compensation program based on shares (Note 31), insurance (Note 35), non-current assets held for sale (Note 37) and, impairment testing (Note 38), that we omitted in the September 30, 2016 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as at December 31, 2016.

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO